Exhibit 99.9

NICE CXone Awarded TMC’s 2022 Cloud Computing
Product of the Year Award

NICE’s CXone is the leading digital-first CX platform allowing organizations to create frictionless experiences

Hoboken, N.J., June 23, 2022 – NICE (Nasdaq: NICE) today announced that TMC, a global, integrated media company, and Cloud Computing Magazine have awarded the market-leading NICE CXone cloud platform as a 2022 Cloud Computing Product of the Year. Hoboken, N.J., June xx, 2022 – NICE (Nasdaq: NICE) today announced that TMC, a global, integrated media company, and Cloud Computing Magazine have awarded the market-leading NICE CXone cloud platform as a 2022 Cloud Computing Product of the Year. The Cloud Computing Product of the Year Award honors vendors with the most innovative, useful, and beneficial cloud products and services that have been available to deploy within the past year.

Offering customer experience software built for the digital era, NICE CXone offers a smarter, digital-first solution for customer interactions. NICE CXone also offers unparalleled security and reliability, deploying seamless customizations and pre-built integrations all through a secure and reliable cloud native platform with industry-leading uptime. Contact centers of all sizes are increasingly turning to NICE CXone to transform customer experiences based on its proven scalability, reliability, flexibility and security. Digitally transforming with the cloud enables businesses to leverage technological advances like AI-powered chatbots and agent next-best-actions, changing the way customers engage with companies by enabling anytime, anywhere and anyplace conveniences.

“Congratulations to the winners of the 2022 Cloud Computing Product of the Year Award,” said Rich Tehrani, CEO, TMC. “These innovative products and services are leaders within the cloud computing space and deserve this recognition. As the cloud market evolves and enables more and more powerful computing options, we look forward to seeing their future successes.”

“NICE is committed to offering innovative products that reach customers across digital touchpoints, expanding beyond the traditional boundaries of the contact center and driving positive business outcomes. As customer demand for effortless service from every point of engagement intensifies, we help businesses deliver proactive, digitally fluent and agile experiences to their digital doorstep,” said Paul Jarman, NICE CXone CEO.

NICE CXone’s cloud-native customer experience platform enables CXone customers to self-select innovative products and extend the CXone solutions every day that will positively impact business outcomes. NICE CXone offers comprehensive capabilities, including customer analytics, omnichannel routing, workforce engagement, open cloud foundation, AI, and automation, among others. NICE CXone offers a holistic approach for improving both agent and customer experiences via its unified digital first omnichannel capabilities, workforce optimization, and real-time monitoring of digital channels to boost agent efficiency and foster customer relationships.

For more than 20 years, TMC has been honoring technology companies with awards in various categories. These awards are regarded as some of the most prestigious and respected honors in the communications and technology sector worldwide.  Winners represent prominent players in the market who consistently demonstrate the advancement of technologies. Each recipient is a verifiable leader in the marketplace.

About Cloud Computing Magazine:
Cloud Computing magazine is the industry's definitive source for all things cloud - from public, community, hybrid and private cloud to security and business continuity, and everything in between. This quarterly magazine published by TMC assesses the most important developments in cloud computing not only as they relate to IT, but to the business landscape as a whole.

About TMC
Through education, industry news, live events and social influence, global buyers rely on TMC's content-driven marketplaces to make purchase decisions and navigate markets. As a result, leading technology vendors turn to TMC for unparalleled branding, thought leadership and lead generation opportunities. Our in-person and online events deliver unmatched visibility and sales prospects for all participants. Through our custom lead generation programs, we provide clients with an ongoing stream of leads that turn into sales opportunities and build databases. Additionally, we bolster brand reputations with the millions of impressions from display advertising on our news sites and newsletters. Making TMC a 360-degree marketing solution, we offer comprehensive event and road show management services and custom content creation with expertly ghost-crafted blogs, press releases, articles and marketing collateral to help with SEO, branding, and overall marketing efforts. For more information about TMC and to learn how we can help you reach your marketing goals, please visit www.tmcnet.com and follow us on Facebook, LinkedIn and Twitter, @tmcnet .

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.